[redacted]

SECU 11023630 SSION

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

SEC Mail Processing Section

NOV 29 2011

Washington, DC 110

| SEC FILE NUMBER |
|---|
| 8- 35447 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VINTON STREET CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SANDS POINT ROAD
(No. and Street)

| PORT WASHINGTON | NY | 11050 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALWYN V. H. FAREY-JONES (516) 767-2386
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

| 15 WEST 28TH STREET, SUITE 7A | NEW YORK | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





a/8

# OATH OR AFFIRMATION

I, ALWYN V. H. FAREY-JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VINTON STREET CAPITAL CORPORATION, as of SEPTEMBER 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Alwyn V H Farey-Jones
Signature

PRESIDENT
Title

NAGASAR LACHMAN
Notary Public, State of New York
Registration # 01LA6160938
Qualified in Queens County
Commission Expires Feb. 12, 2015

Sworn to before me on this
28 day of Nov, 2011.

Nagasar Lachman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**PETER R. RICH, CPA**

**JONATHAN A. BANDER, CPA**


## Independent Auditors' Report

To the Stockholder of
Vinton Street Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)
Port Washington, NY

We have audited the accompanying statement of financial condition of Vinton Street Capital Corporation as of September 30, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vinton Street Capital Corporation as of September 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
November 14, 2011


15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)**
**STATEMENT OF FINANCIAL CONDITION**
**SEPTEMBER 30, 2011**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ | 43,529 |
| Accounts receivable | | 30,000 |
| Due from parent | | 1,514 |
| Prepaid expenses | | 1,343 |
| **Total current assets** | | **76,386** |
| **TOTAL ASSETS** | **$** | **76,386** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable and accrued expenses | $ | 5,022 |
| Income taxes payable | | 5,237 |
| **Total current liabilities** | | **10,259** |
| **Stockholder's equity** | | |
| Common stock, no par value, 200 shares authorized, issued and outstanding | | 10,100 |
| Retained earnings | | 56,027 |
| **Total stockholder's equity** | | **66,127** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$** | **76,386** |

The accompanying notes are an integral part of these financial statements.

## VINTON STREET CAPITAL CORPORATION
## (A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
## STATEMENT OF INCOME
## FOR THE YEAR ENDED SEPTEMBER 30, 2011

| | |
|---|---|
| **Revenues** | |
| Sales commission income | $ 183,875 |
| Fee income | 5,415 |
| | 189,290 |
| **Expenses** | |
| Commissions | 163,649 |
| Accommodation expense | 8,854 |
| Regulatory | 7,514 |
| Professional fees | 5,100 |
| Bank charges | 300 |
| Other operating expenses | 147 |
| | 185,564 |
| **Income from operations** | 3,726 |
| **Other income** | |
| Reimbursed expenses | 20,769 |
| Interest income | 4 |
| | 20,773 |
| **Income before provision for income taxes** | 24,499 |
| **Provision for income taxes** | 5,237 |
| **Net income** | **$ 19,262** |

The accompanying notes are an integral part of these financial statements.

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED SEPTEMBER 30, 2011**

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| **Balance at October 1, 2010** | 200 | $ 10,100 | $ 126,765 | $ 136,865 |
| Dividends paid to stockholder | - | - | (90,000) | (90,000) |
| Net income | - | - | 19,262 | 19,262 |
| **Balance at September 30, 2011** | **200** | **$ 10,100** | **$ 56,027** | **$ 66,127** |

The accompanying notes are an integral part of these financial statements.

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2011**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 19,262 |
| *Adjustments to reconcile net income to net cash flows provided by operating activites:* | |
| (Increase) decrease in operating assets: | |
| Accounts receivable | (17,716) |
| Due from parent | 54,693 |
| Prepaid expenses | (502) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | (1,597) |
| Income taxes payable | (4,358) |
| Total adjustments | 30,520 |
| **Net cash provided by operating activities** | 49,782 |
| **Cash flows from financing activities:** | |
| Dividends paid to stockholder | (90,000) |
| **Net cash used in financing activities** | (90,000) |
| **Net decrease in cash and cash equivalents** | (40,218) |
| **Cash and cash equivalents, beginning of year** | 83,747 |
| **Cash and cash equivalents, end of year** | $ 43,529 |
| **Supplemental disclosures of cash flow information:** | |
| Cash paid during the year for: | |
| Interest expense | $ - |
| Income taxes | $ - |
| **Noncash investing and financing activities:** | |
| Dividends paid to stockholder in the form of a reduction in balance due from parent company | $ 40,000 |

The accompanying notes are an integral part of these financial statements.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations*

Vinton Street Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, previously named Inter-Market Capital Corporation, was formed on November 25, 1985, and its name was subsequently changed on June 17, 2010. The Company is a wholly-owned subsidiary of Inter-Market Financial Corporation (the "Parent"). The Company maintains an office in Port Washington, New York and, on May 28, 2010, opened a new branch office in Seattle, Washington.

*Basis of Accounting*

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

*Cash and Cash Equivalents*

At September 30, 2011, cash and cash equivalents consist of monies held in a broker-dealer money market account.

*Accounts Receivable*

Fee and sales commission income earned and expense reimbursements due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

*Revenue Recognition*

Fee and sales commission income, which includes fees and commissions earned from private placement services, is recognized when the transaction closes and realization is reasonably assured.

*Income Taxes*

The Company files consolidated federal and state tax returns with its Parent and records its share of the consolidated federal and state tax expense on a separate return basis. Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

*Advertising Costs*

The Company expenses advertising costs as they are incurred. For the year ended September 30, 2011, there was no advertising expense.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Date of Management's Review*

Management has evaluated subsequent events through November 14, 2011, which is the date the financial statements were available to be issued.

## 2) FAIR VALUE MEASUREMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at September 30, 2011, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

## 3) ACCOUNTS RECEIVABLE

Accounts receivable represents fee and sales commission income earned and expense reimbursements due but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended. Accounts receivable is further described in Note 5.

## 4) RELATED PARTY TRANSACTIONS

Pursuant to an accommodation expense agreement (the "Agreement") dated October 1, 2008, the Parent provides all support services for the Company including, among others, salaries, office space, legal and utilities in the normal course of its business.

The Company pays an accommodation fee to the Parent equal to one third (there being three companies sharing the office space), plus 10% (to compensate Parent for the expense of the accounting required hereby), of Parent's accommodation expense. For the year ended September 30, 2011, accommodation expense charged from the Parent totaled $5,098. In addition, dividends totaling $40,000 were paid to the stockholder in the form of a reduction in the outstanding balance due from the Parent. As of September 30, 2011, the Company had a balance due from the Parent of $1,514.

## 5) AGREEMENTS WITH BUYER

During the prior year, the Company, Parent and Vinton Street Partners LLC (the "Buyer") entered into a Stock Purchase agreement (the "Purchase Agreement") and Letter agreement (the "Letter"). The closing of the Purchase Agreement was contingent upon certain personnel of the Buyer becoming FINRA-licensed General Securities Principals as well as final approval of the sale by FINRA. Subsequent to the year ended September 30, 2011, a Termination Agreement was signed by the aforementioned parties dissolving both agreements, effective November 4, 2011.

Under the Letter, the Buyer agreed to reimburse the Company for certain expenses incurred, including Washington office start-up costs, accommodation expenses due to Parent (not to exceed $900), annual audit fees, etc., as well as compensate the Company for broker-dealer services performed. The Company is not obligated to repay any expense reimbursements received from the Buyer. For the year ended September 30, 2011, the Buyer paid expense reimbursements and fees to the Company of $20,769 and $5,415, respectively. As of September 30, 2011, the Company had a receivable due from the Buyer totaling $30,000, consisting of sales commission income, expense reimbursements and fee income of $20,256, $7,475 and $2,269, respectively.

## 6) INCOME TAX MATTERS.

The provision for income taxes for the year ended September 30, 2011 is as follows:

| | |
|---|---|
| Current | |
| Federal | $ 3,400 |
| State | 1,837 |
| | $ 5,237 |

## 7) CONCENTRATIONS OF RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents. At September 30, 2011, the Company held monies in a money market fund with a national financial institution for the amount of $43,529. These amounts are not insured by the Federal Deposit Insurance Corporation (FDIC). It is the opinion of management that the solvency of the referenced financial institution is not of particular concern at this time.

For the year ended September 30, 2011, all sales commission income was earned in connection with private placement services for a single client.

## 8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $31,997 which is $26,997 in excess of required net capital of $5,000. The Company's net capital ratio at September 30, 2011 is 0.32 to 1.

## 9) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)**
**SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1**
**FOR THE YEAR ENDED SEPTEMBER 30, 2011**

| | | | |
|---|---|---|---|
| Total stockholders' equity | | | $ 66,127 |
| Non-allowable assets, deductions and charges: | | | |
| Accounts receivable | | 30,000 | |
| Due from parent | | 1,514 | |
| Prepaid expenses | | 1,343 | |
| Total non-allowable assets, deductions and charges | | | 32,857 |
| Net capital before haircuts | | | 33,270 |
| Haircut under (c)(2)(vi)(J) | 0.50% | - | |
| "Funds & Trusts" haircut | 2.00% | 871 | |
| | | 871 | |
| Undue concentration - Rule (c)(2)(vi)(M) for Investments at Market | 50.00% | 402 | |
| | | 1,273 | 1,273 |
| Net capital after haircuts | | | $ 31,997 |
| **Computation of basic net capital requirements** | | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness of $10,259) | | | $ 684 |
| Minimum dollar net capital requirement | | | 5,000 |
| Minimum capital required | | | 5,000 |
| Excess net capital | | | $ 26,997 |
| Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness) | | | $ 30,972 |
| **Computation of aggregate indebtedness** | | | |
| Total aggregate indebtedness in the statement of financial condition | | | $ 10,259 |
| Percentage of aggregate indebtedness to net capital | | | 32% |
| Ratio of aggregate indebtedness to net capital | | | 0.32 to 1 |

See accompanying notes to the financial statements.

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)**
**SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT**
**FOR THE YEAR ENDED SEPTEMBER 30, 2011**

| | | |
|---|---|---|
| Net capital, as reported in Company's Part IIA unaudited Focus Report | $ | 31,997 |
| Net capital, per report pursuant to Rule 17a - 5(d) | $ | 31,997 |

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of September 30, 2011, filed on October 24, 2011.

See accompanying notes to the financial statements.

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**
**FOR THE YEAR ENDED SEPTEMBER 30, 2011**

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See accompanying notes to the financial statements.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

**RICH AND BANDER, LLP**
CERTIFIED PUBLIC ACCOUNTANTS

**PETER R. RICH, CPA**

**JONATHAN A. BANDER, CPA**

## Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Stockholder of
Vinton Street Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)
Port Washington, NY

In planning and performing our audit of the financial statements of Vinton Street Capital Corporation (A Wholly-Owned Subsidiary of Inter-Market Financial Corporation) (the "Company") for the year ended September 30, 2011 (on which we issued our report dated November 14, 2011), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001**
**TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM**

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
November 14, 2011

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF**
**INTER-MARKET FINANCIAL CORPORATION)**
**REPORT ON AUDIT OF FINANCIAL STATEMENTS**
**AND SUPPLEMENTAL INFORMATION**

**Pursuant to Rule 17a-5 of**
**The Securities Exchange Act of 1934**
**SEC File No. 8-35447**

**FOR THE YEAR ENDED SEPTEMBER 30, 2011**

**VINTON STREET CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)**
**TABLE OF CONTENTS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2011**